

July 12, 2010

Marc Sherman
Chief Executive Officer
QSGI INC.
400 Royal Palm Way, Suite 302
Palm Beach, Florida 33480

> **Re: QSGI INC.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **Form 10-Q for the Fiscal Period Ended March 31, 2009**
> **Filed May 14, 2009**
> **File No. 1-32620**

Dear Mr. Sherman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Exhibits 31.1 and 31.2

1. We note your proposed revised certifications in response to comment four in our letter dated September 30, 2009. Please revise the certifications so that they are currently dated and signed by the principal executive officer and principal financial officer who are serving in such capacities on the dates of such certifications. Refer to Item 601(b)(31) of Regulation S-K and Question 13 of the Sarbanes-Oxley Act Frequently Asked Questions dated November 8, 2002 (revised November 14, 2002) available at http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm.

Signatures

2. We note your proposed revised signature page in response to comment five in our letter dated September 30, 2009. Please revise the signature page so that it is currently dated and signed by the persons who are serving in the relevant capacities on the date thereof.

Form 10-Q for the Fiscal Period Ended March 31, 2009

Item 4. Controls and Procedures

3. We note your response to comment six in our letter dated September 30, 2009. If true, please confirm that Mr. Cummings served as your principal financial officer on the date he signed the Form 10-Q and the accompanying certifications. If he was not serving as your principal financial officer on such date, please amend your Form 10-Q and provide currently dated certifications and a currently dated signature page to the Form 10-Q, dated and signed by the persons who are serving in the relevant capacities on the date thereof.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director